Voya Insurance and Annuity Company

Supplement Dated December 26, 2017

This Supplement updates certain information in your product prospectus for the variable insurance products issued by Voya Insurance and Annuity Company ("VIAC"). Please read this supplement carefully and keep it with your prospectus for future reference.

On December 20, 2017, Voya Financial, Inc. ("Voya"), the ultimate parent company of VIAC, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company ("Athene"), pursuant to which VA Capital will acquire all of the shares of the capital stock of VIAC and Directed Services LLC, an indirect broker-dealer subsidiary of Voya. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. **The transaction will NOT change the terms, features and benefits of your variable insurance product issued by VIAC.**

VA Capital is an insurance holding company formed by affiliates of Apollo Global Management LLC and Athene (collectively, the "Sponsors"). Reverence Capital Partners, L.P. and Crestview Advisors, L.L.C. are also investors in VA Capital, along with Voya, which is acquiring a 9.99% equity interest in VA Capital.

The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals.

Additional information about the transaction can be found in the Current Report on Form 8-K filed by Voya on December 21, 2017, with the Securities and Exchange Commission.